December 15, 2025

Dennis Schemm
Chief Financial Officer
Fox Factory Holding Corp
2055 Sugarloaf Circle, Suite 300
Duluth, GA 30097

       Re: Fox Factory Holding Corp
           Form 10-K for the Year Ended January 3, 2025
           Form 8-K furnished August 7, 2025
           File No. 001-36040
Dear Dennis Schemm:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2025
Segment Review, page 51

1. We note your disclosure of an Adjusted EBITDA measure which is calculated as the sum of the segment Adjusted EBITDA measures less unallocated corporate expenses.
       Please note that the total of any segment profitability measures outside the required
       ASC 280 disclosure in the notes to the financial statements represents a non-GAAP financial measure and should be accompanied by appropriate disclosure under Item
       10(e) of Regulation S-K. In addition, the measure must comply with our guidance on
       Non-GAAP financial measures which includes the prohibition on excluding normal recurring operating expenses from a Non-GAAP profitability measure. See Question
       100.01 of the SEC Staff   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures. Please revise accordingly.
 December 15, 2025
Page 2

Note 1. Description of the Business, Basis of Presentation and Summary of Significant
Accounting Policies
Non-GAAP Financial Measures, page 86

2.     We note your disclosure in Note 1 of a Non-GAAP Financial Measure titled
Total
       Adjusted EBITDA which appears to relate to the consolidated, or total Adjusted
       EBITDA measure disclosed in your segment disclosure in Note 20. Please note that presentation of a total or consolidated Adjusted EBITDA amount, other than in the reconciliation of the sum of the reportable segments Adjusted EBTIDA measures to your consolidated income before taxes, would be the presentation of a non-GAAP financial measure that is not permitted in the notes to the financial statements under
       Item 10(e)(ii)(C). In this regard, we note that ASC 280-10-50-28A allows for disclosure of a second segment profitability measure even if considered non-GAAP, however it must be a measure of segment profitability and not a consolidated measure. As discussed in the comment on Note 20 below, the measure of total
       Adjusted EBITDA is not consistent with the guidance in ASC 280 and it would not be allowed in the notes to the financial statements. Please revise your disclosure in Note
       20 and removed the disclosure in Note 1 referring to this Total Adjusted EBITDA measure.
Note 20. Segment Information, page 112

3.     We note your disclosure in Note 20 of each segment   s profitability
measure of
       Adjusted EBITDA. We further note that you disclose a total for these amounts less unallocated corporate expenses to arrive at a total Adjusted EBITDA amount. This amount is reconciled to net income immediately prior to the disclosure. Please note that ASC 280-10-50-30(b) requires a reconciliation which begins with the total of the reportable segment profitability measures and reconciles to your consolidated income before income taxes and discontinued operations. In providing this reconciliation, unallocated corporate expenses would be considered a reconciling item below the total of segment Adjusted EBITDA. Please revise your reconciliation accordingly.
       See example of a reconciliation in ASC 280-10-55-48.
4. We note that on page 114 you disclose the other segment items for each of your three reportable segments and include a line for unallocated corporate expenses to arrive at a total for these amounts. Please note that presentation of this total is not consistent with the guidance in ASC 280 and should be removed as it represents a non-GAAP financial measure. Additionally, we note that you do not present significant segment expenses in your disclosure and instead disclose that individual expenses are not a primary focus in segment-level decision-making as the CODM relies on adjusted
       EBITDA as the key financial metric for assessing performance and allocating resources across segments. Please revise to include disclosure of the nature of the expense information the chief operating decision maker uses to manage operations as required by ASC 280-10-50-26C.
 December 15, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing